UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

            For the transition period from to

Commission File No. 0-2989

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCE BANCSHARES, INC.
1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Plan’s auditor since 2011.
Kansas City, Missouri
June 25, 2020

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
ASSETS

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. Common Stock	$193,467,759	$171,376,444
Fidelity Retirement Money Market Fund	5,681,404	5,231,259
Commerce Bancshares, Inc. Common Stock Fund	199,149,163	176,607,703

Mutual funds	627,275,607	502,159,356

Stable value fund	8,871,941	9,134,954
Total investments, at fair value	835,296,711	687,902,013

Notes receivable from participants	10,088,120	9,970,724

Net assets available for benefits	$845,384,831	$697,872,737

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2019, 2018, and 2017

	2019	2018	2017
Additions to Net Assets Attributable to:
Investment income (loss):
Interest	$1,080,289	$745,877	$272,075
Dividends	20,899,349	22,114,091	19,235,260
Net appreciation (depreciation) in fair value of investments	136,391,984	(39,761,065)	65,183,708
Total investment income (loss)	158,371,622	(16,901,097)	84,691,043

Interest income on notes receivable from participants	552,805	497,834	462,272

Contributions:
Participant	29,159,533	27,013,232	25,066,128
Employer	15,759,416	14,935,705	14,238,469
Participant rollover	4,788,439	5,350,756	2,883,813
Total contributions	49,707,388	47,299,693	42,188,410
Total additions	208,631,815	30,896,430	127,341,725

Deductions from Net Assets Attributable to:
Distributions to participants	(60,909,922)	(58,115,158)	(44,176,988)
Administrative expenses	(209,799)	(194,707)	(163,516)
Total deductions	(61,119,721)	(58,309,865)	(44,340,504)

Net increase (decrease)	147,512,094	(27,413,435)	83,001,221
Net assets available for benefits:
Beginning of year	697,872,737	725,286,172	642,284,951
End of year	$845,384,831	$697,872,737	$725,286,172

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
Years ended December 31, 2019, 2018, and 2017

(1)	Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of the first day of the month following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, a subsidiary of the Company, is the trustee of the Plan. There were 4,812 and 4,737 participants with balances in the Plan at December 31, 2019 and 2018, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $19,000 in 2019, $18,500 in 2018, and $18,000 in 2017). These participant contributions are made on a pre-tax basis. Effective July 1, 2013, the Company also offered employees the option to make Roth contributions. The Roth contributions made by the employee are included in the employees' income at the time deferred and are segregated with a separate Roth account within the Plan. The Roth contributions, together with the participants' pre-tax contributions, are subject to the limitations above. Additionally, participants who attained the age of 50 could contribute an additional $6,000 of catch-up contributions in 2019, 2018, and 2017. The catch-up contributions are not subject to the employer's matching contribution.

The Company's matching contribution is a graded matching percentage from 50% - 100% determined by age plus years of employment on the first 7% of eligible compensation.  Additionally, the Company may make a discretionary contribution. In 2019, 2018, and 2017, the Company made no discretionary contributions.

Participants have the option to direct the investment of their contributions and the employer's matching contributions in any combination of the investment funds offered by the Plan. The funds offered as of December 31, 2019 are listed on page 12 of this report.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their rollover contributions to any of the various investment options offered by the Plan. Effective July 1, 2013, participants may rollover Roth funds into a segregated Roth account within the Plan.

The largest investment fund within the Plan is the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund). Assets of the Company Stock Fund are almost entirely comprised of Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock

Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contributions, and an allocation of Plan earnings and administrative expenses. The earnings allocation is based on the performance of the participant's allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant's account.

Participants may make transfers between existing fund balances at any time, subject to individual fund restrictions. These transactions are done in 1% increments or specific dollar amounts. Participating employees may change future investment elections at any time upon notification to the Plan. These transactions are done in 1% increments.

Participant Vesting

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Current Company matching contributions are subject to the following vesting schedule:

Years of vesting service	Percentage vested

Less than 3	0%
3 or more	100

A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant's years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 18.

Forfeitures

Forfeitures are based on the nonvested portion of the Company's contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company. Forfeitures were used to reduce the Company's contribution by $425,480 in 2019, $371,815 in 2018 and $254,324 in 2017. The balance of unallocated forfeitures available to offset future Company contributions amounted to $74,345 and $32,765 at December 31, 2019 and 2018, respectively.

Notes Receivable from Participants

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years. The loans are secured by the balance in the participant's account. Interest rates charged on participant loans are based on the Commerce Prime Rate plus 1% at the date of the distribution and are fixed throughout the life of the loan. At December 31, 2019, interest rates on the loans outstanding ranged from 4.25% to 8.50%. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses incidental to the administration of the Plan may be paid by the Company, and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans is deducted from the respective participant's account. The Company elected to pay substantially all other administration fees for the years ended December 31, 2019, 2018 and 2017.

Distributions

Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum or systematic amounts to the participant or designated beneficiaries based on participant election.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with U.S. generally accepted accounting principles.

Investments

The Plan's investments are held in an account at Fidelity Management Trust Company. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value, and the increase or decrease in the value of securities held, plus any net income or loss, is allocated to the participant's accounts. Refer to the Fair Value Measurements note for additional valuation information.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the money market and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Loans to participants are carried at amortized cost and are measured as the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions, based upon the terms of the Plan document.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare its financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(4)	Company Stock Fund

The Company Stock Fund is accounted for on a unit accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2019 and 2018, the cash reserve totaled $5,681,404 and $5,231,259 respectively.

In January 1995, all assets held by the Company's qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances and is held as units of the Company Stock Fund. At December 31, 2019 and 2018, 497 and 541 participants, respectively, had an ESOP related account balance.

Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2019, 2018, and 2017, is as follows:

	2019	2018	2017
Beginning balance	$31,289,463	$32,558,403	$33,440,591
Net appreciation in fair value of
investments	6,639,199	1,218,832	1,341,748
Distributions to participants	(3,289,160)	(2,487,772)	(2,223,936)
Ending balance	$34,639,502	$31,289,463	$32,558,403

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2019, 2018, and 2017, total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2019	2018	2017
Portion of dividend reinvested in Company stock	$1,706,230	$1,547,146	$1,486,006
Portion of dividend distributed to participants	1,301,165	1,223,791	1,273,012
Dividends paid on shares of Company stock	$3,007,395	$2,770,937	$2,759,018

(5)	Federal Income Taxes

In a determination letter dated March 1, 2016, the Internal Revenue Service stated that the Plan met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees' taxable income until the year or years in which they are distributed or made available to them.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

(6)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank. The Company Stock Fund also includes shares of Company common stock. Transactions in these funds qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Management Trust Company, custodian of the Plan, and Fidelity Investments Institutional Operations Company, Inc., record keeper of the Plan. Transactions in these funds are exempt party-in-interest transactions under ERISA.

Transactions with the Company and its affiliates during the years ended December 31, 2019, 2018, and 2017 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2019
Company Stock Fund	350,215	$16,064,704	775,679	$36,519,277	$12,301,715
Commerce Mutual Funds	784,307	15,485,107	450,136	8,780,373	30,424

2018
Company Stock Fund	536,358	$24,588,458	946,720	$43,414,816	$17,658,108
Commerce Mutual Funds	621,233	11,873,025	838,045	15,893,611	(410,565)

2017
Company Stock Fund	469,911	$18,467,903	643,627	$25,559,769	$9,387,315
Commerce Mutual Funds	889,546	17,358,044	466,264	8,952,096	(25,053)

(7)	Fair Value Measurements

The Plan follows the Financial Accounting Standards Board's (FASB) guidance for fair value measurements. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Plan uses various valuation techniques and assumptions when estimating fair value. For accounting disclosure purposes, a three-level valuation hierarchy of fair value measurements has been established. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

•
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Plan's best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Plan looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Plan looks to market observable data for similar assets and liabilities. To the extent certain assets and liabilities are not actively traded in observable markets, the Plan would use alternative valuation techniques to derive an estimated fair value measurement.

Following is a description of the Plan's valuation methodologies used for assets measured at fair value on a recurring basis:

Common Stock

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Because the measurements utilize quoted prices in an active market, they are classified as Level 1.

Mutual Funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed be actively traded and their measurements are classified as Level 1.

Stable Value Fund

The stable value fund held by the Plan is managed by Fidelity Management Trust Company. Only qualified, participant-directed, defined contribution plans may invest in the fund. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. The fund seeks to maintain a stable net asset value of $1 per share but it cannot guarantee that it will be able to do so. In order to maintain the net asset value upon the occurrence of certain events, the fund and its participants are subject to certain restrictions. The stable value fund held by the Plan, which is reported at its readily determinable fair value, is classified as Level 1.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2019 and 2018. There were no transfers between levels in the hierarchy in 2019 or 2018.

		Quoted Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)

Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$193,467,759	$193,467,759	$—	$—

Money Market Fund	5,681,404	5,681,404	—	—

Mutual Funds	627,275,607	627,275,607	—	—

Stable Value Fund	8,871,941	8,871,941
Assets at fair value	$835,296,711	$835,296,711	$—	$—

		Quoted Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)

Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$171,376,444	$171,376,444	$—	$—

Money Market Fund	5,231,259	5,231,259	—	—

Mutual Funds	502,159,356	502,159,356	—	—
			—	—
Stable Value Fund	9,134,954	9,134,954	—	—
Assets at fair value	$687,902,013	$687,902,013	$—	$—

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(9)	Plan Amendment

There were no significant amendments to the Plan during 2019, 2018, or 2017.

(10)	New Accounting Pronouncements

During 2019, there were no new accounting pronouncements adopted by the Plan.

(11)	Subsequent Events

During 2020, the ongoing global Coronavirus Disease 2019 (COVID-19) pandemic destabilized global financial markets and resulted in a decline in investment values and investment income as compared to the amounts at December 31, 2019.  As of the date of this report, the situation surrounding the COVID-19 pandemic remains uncertain and likely will continue to cause significant disruption in the global economies and financial markets.  The COVID-19 pandemic may cause prolonged global or national recessionary economic conditions or longer lasting effects on economic conditions than currently exist, which could adversely impact the Plan’s investments, investment income, and net assets available for benefits. The ultimate extent of the impact on the Plan’s investments and net assets available for benefits will depend on future developments, which are highly uncertain and cannot be predicted.

During 2020, the Company adopted three Plan provisions in response to provisions outlined in the Corornavirus Aid, Relief and Economic Security (“CARES”) Act.  The first provision allows “qualified participants” to withdraw up to $100,000 or their eligible balance.  The second provision increases the maximum loan limit for “qualified participants” to the lesser of $100,000 or their vested account balance (reduced by the participant’s highest outstanding loan balance within the past 12 months).  The third provision allows “qualified participants” to delay loan repayments (for both existing loans and CARES Act loans outlined above) until January 2021.

The Plan has evaluated subsequent events from the date of the statement of net assets available for benefits through June 25, 2020, the date at which the financial statements were available to be issued, and determined that there are no additional items to disclose.

				Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN #: 43-0889454
Plan #: 002
December 31, 2019
		Number
(a)	(b) Identity of issue	of shares/units	(d) Cost	(e) Fair Value

*	Commerce Bancshares, Inc. Common Stock Fund:
*	Commerce Bancshares, Inc. Common Stock	2,847,112	**	$193,467,759
*	Fidelity Retirement Money Market Fund	5,681,404	**	5,681,404
	Total Common Stock Fund	3,675,017		199,149,163

	Stable Value Fund:
*	Managed Income Portfolio Fund Class 1	8,871,941	**	8,871,941

	Mutual Funds:
	3rd Ave. Real Estate Value Fund	162,515	**	4,110,004
	ABF Large Cap Value Fund - Institutional	1,113,922	**	30,499,197
	American Century Inflation Adjusted Fund R5 Class	323,694	**	3,754,846
	Columbia Acorn International Fund	138,232	**	4,734,444
*	Commerce Bond Fund	2,159,090	**	43,894,308
*	Commerce Short Term Government Bond Fund	374,333	**	6,378,638
	DFA Emerging Markets Value Fund	318,372	**	9,134,100
	Dodge & Cox International Stock Fund	510,661	**	22,264,801
*	Fidelity 500 Index	614,135	**	68,795,413
*	Fidelity International Index	287,317	**	12,343,152
*	Fidelity Money Market Government Fund	48,482,503	**	48,482,503
*	Fidelity U.S. Bond Index	920,580	**	10,964,102
	Hartford Mid Cap Y	823,712	**	31,169,263
	Invesco Small Cap Growth Fund R5 Class	439,786	**	18,035,618
	T. Rowe Price Blue Chip Growth	636,883	**	79,196,438
	T. Rowe Price Retirement I 2005 Fund I Class	93,139	**	1,112,078
	T. Rowe Price Retirement I 2010 Fund I Class	123,376	**	1,510,126
	T. Rowe Price Retirement I 2015 Fund I Class	311,943	**	3,883,689
	T. Rowe Price Retirement I 2020 Fund I Class	1,293,281	**	16,773,856
	T. Rowe Price Retirement I 2025 Fund I Class	2,181,044	**	29,160,553
	T. Rowe Price Retirement I 2030 Fund I Class	2,172,626	**	29,569,443
	T. Rowe Price Retirement I 2035 Fund I Class	1,033,580	**	14,356,426
	T. Rowe Price Retirement I 2040 Fund I Class	1,121,296	**	15,731,790
	T. Rowe Price Retirement I 2045 Fund I Class	661,111	**	9,381,161
	T. Rowe Price Retirement I 2050 Fund I Class	698,090	**	9,870,998
	T. Rowe Price Retirement I 2055 Fund I Class	482,761	**	6,888,994
	T. Rowe Price Retirement I 2060 Fund I Class	155,368	**	2,220,204
	Vanguard Small Cap Value Index Fund - Institutional Class	546,342	**	17,985,587
	Vanguard Total Stock Market Index Fund	744,791	**	59,359,819
	Victory Sycamore Established Value Fund Class Y	392,165	**	15,714,056

	Total Mutual Funds			627,275,607

	Total assets held for investment purposes			835,296,711

	Loans to Participants--Interest rates on these loans range from 4.25% to 8.50%			10,088,120

	Total assets			$845,384,831

	* Party-in-interest as defined by ERISA.
	** In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost
	component of participant-directed investments.
	See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

23.1 Consent of Independent Registered Public Accounting Firm - KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES
PARTICIPATING INVESTMENT PLAN

By: /s/ Paul A. Steiner
Paul A. Steiner
Co-Chairperson, Retirement Committee

By: /s/ Sara E. Foster
Sara E. Foster
Co-Chairperson, Retirement Committee

Date: June 25, 2020